

September 8, 2022

Tom McHugh
Chief Financial Officer
Avadel Pharmaceuticals PLC
16640 Chesterfield Grove, Suite 200 Road
Chesterfield, MO 63005

> **Re: Avadel Pharmaceuticals PLC**
> **Registration Statement on Form S-3**
> **Filed August 31, 2022**
> **File No. 333-267198**

Dear Mr. McHugh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Finn Murphy, Esq.